Exhibit 21.1

M-tron Industries, Inc. Subsidiaries

Subsidiary Name	State or Country of Organization	M-tron Industries, Inc. Investment
Piezo Technology, Inc.	Florida	100.0%
Piezo Technology India Private Ltd.	India	99.9%
M-tron Asia, LLC	Hong Kong	100.0%
M-tron Industries, Ltd.	Hong Kong	100.0%